News Release
Communiqué de Pressee
Exhibit 99.10

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TOTAL S.A.
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Total Gas & Power Limited and Nigeria LNG
Sign LNG Sale and Purchase Agreement
Paris, February 13, 2007 — Total announces that its wholly owned gas and power trading and marketing company Total Gas & Power Limited (TGPL) and Nigeria LNG Ltd (NLNG) have signed today a Sale and Purchase Agreement (SPA) for 1.375 million tonnes per annum (MTPA) of liquefied natural gas to be produced by NLNG train 7 for a period of 20 years.
The LNG is expected to be delivered to the United States and Mexico to meet the increasing demand for natural gas in those countries, and in particular to Total’s regasification capacity at the Sabine Pass and Altamira LNG terminals.
“With this LNG purchase, Total is delighted to further expand the scope of its cooperation with Nigeria, which is an important part of Total’s portfolio and a key producer in the LNG industry”, declares Yves-Louis Darricarrère, president Gas and Power, Total.
With five trains already in operation and Train 6 expected to commence operations at the end of 2007, NLNG is a market leader in the LNG industry. The Train 7 expansion project, with an 8.4 MTPA capacity, will bring the capacity of the Bonny LNG plant to nearly 30 MTPA. Total holds a 15% stake in NLNG.
With the signing of this agreement, long-term purchases of LNG contracted by Total are expected to grow to over 10 MTPA.
Total and LNG
A trailblazer in the LNG industry since 1964, Total has interests in six of the world’s largest liquefaction plants. The total capacity of these six plants represents around 40% of global LNG production capacity. Approximately 30% of the gas produced by Total in 2006 was dedicated to the LNG industry.
Total is strengthening its position across the LNG chain, as illustrated by the recent signatures to acquire a stake in Brass LNG in Nigeria, in the Ichthys LNG project in Australia and in the Qatargas 2 project in Qatar. After entry into the South Hook terminal, Total also holds now interests in five regasification terminal projects to ensure additional markets for products from the Middle East, the Gulf of Guinea and, in the near future, Northern Europe.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com